OMB [redacted]
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PE

02018662

vf 3-7-02

ES AND EXCHANGE COMMISSION
.ASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-50602**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 **AND ENDING** December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
ThinkEquity Partners LLC

Official Use Only
Firm ID No. 44274

RECEIVED FEB 28 2002

Address of Principal Place of Business:
(Do not use P.O. Box No.)

222 South Ninth Street, Suite 2800
(No. and Street)

Minneapolis	Minnesota	55402
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Joseph J. Plese	(612) 692-8292
	(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name—if individual, state last, first, middle name)

90 South Seventh Street	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
X Certified Public Accountant
___Public Accountant
___Accountant not resident in U.S. or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

50
3-15-02

OATH OR AFFIRMATION

I, Jeffrey D. Baker, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThinkEquity Partners LLC as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jeffrey D. Baker, Chief Financial Officer
ThinkEquity Partners LLC

Notary Public

PATRICIA S. BARTHOLOMEW
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
___ (m) A copy of the SIPC Supplemental Report.
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
ThinkEquity Partners LLC:

We have audited the accompanying statement of financial condition of ThinkEquity Partners, LLC (the Company) as of December 31, 2001 and the related statements of operations, changes in subordinated borrowings, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ThinkEquity Partners LLC at December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Schedule 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 8, 2002

ThinkEquity Partners LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 3,411,451
Receivables from brokers, dealers and others	278,542
Miscellaneous receivables	333,611
Securities owned, at market	766,450
Deposits with clearing broker	390,067
Prepaid expenses	110,707
Furniture and equipment (net of accumulated depreciation of $181,783)	601,115
Lease deposits	98,591
Other assets	3,300
Total assets	$ 5,993,834

Liabilities and member's equity	
Liabilities:	
Accounts payable	$ 331,336
Securities sold, not yet purchased, at market	115,532
Accrued employee compensation and benefits	2,344,984
Lease payable	62,104
Total liabilities	2,853,956
Member's equity	3,139,878
Total liabilities and member's equity	$ 5,993,834

See notes to financial statements.